SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2008
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In July. 2008. the only transactions with securities and derivatives were those presented below. in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( ) Board of Directors	( X) Management	( ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		312,389	0.0905	0.0508
Shares	Preferred		1,528,747	0.5676	0.2488
Transactions in the Month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Transaction	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Directly w/the company	Buy	31	252	45.64	11,502.94
			Total Buy		252		11,502.94
Shares	Preferred	Directly w/ the Company	Buy	15	168	134.19	22,543.92
Shares	Preferred	Directly w/ the Company	Buy	15	186	120.77	22,463.22
Shares	Preferred	Subscription right	Subscription of shares	25	24	123.30	2,959.20
Shares	Preferred	Directly w/ the Company	Buy	31	1,265	45.64	57,741.86
			Total Buy		1,643		105,780.20
Final Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity		%
					Same class		Total
Shares	Common		312,641		0.0905		0.0508
Shares	Preferred		1,530,390		0.5681		0.2489

(1)
When filing in the form. delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002. send a statement with that information,

(2)	Issue/Series. convertibility. simple. term. guaranties. type/class. among others,
(3)	Quantity multiplied by price,

Note: These consolidated data must have information by group: Directors. Management (which have not been included in the Board of Directors). etc,

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In July 2008. the only transactions with securities and derivatives were those presented below. in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Fiscal Council		( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)			Quantity	%
					Same Class and Type		Total
Shares	Common			312,037,337	90.4255		50.7857
Shares	Preferred			123,814,353	45.9691		20.1514
Simple Debentures	First tranche. due in 3 years. of nominative. book entry. non-share convertible. subordinated debentures			5,000	6.1196		2.4212
Transactions in the Month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Transaction	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Credit Suisse	Buy	01	3,000	92.50	277,500.00
Shares	Common	Credit Suisse	Buy	01	20,500	92.90	1,904,450.00
Shares	Common	Credit Suisse	Buy	01	21,800	92.99	2,027,182.00
Shares	Common	Credit Suisse	Buy	01	20,100	93.30	1,875,330.00
Shares	Common	Credit Suisse	Buy	01	5,000	93.50	467,500.00
Shares	Common	Credit Suisse	Buy	01	10,600	93.60	992,160.00
Shares	Common	Credit Suisse	Buy	02	200	90.47	18,094.00
Shares	Common	Credit Suisse	Buy	02	2,600	90.50	235,300.00
Shares	Common	Credit Suisse	Buy	02	300	90.65	27,195.00
Shares	Common	Credit Suisse	Buy	02	6,500	90.66	589,290.00
Shares	Common	Credit Suisse	Buy	02	100	90.72	9,072.00
Shares	Common	Credit Suisse	Buy	02	5,000	91.00	455,000.00
Shares	Common	Credit Suisse	Buy	02	200	91.27	18,254.00
Shares	Common	Credit Suisse	Buy	02	100	91.37	9,137.00
Shares	Common	Credit Suisse	Buy	02	400	91.43	36,572.00
Shares	Common	Credit Suisse	Buy	02	1,100	91.45	100,595.00
Shares	Common	Credit Suisse	Buy	02	400	91.46	36,584.00
Shares	Common	Credit Suisse	Buy	02	400	91.50	36,600.00
Shares	Common	Credit Suisse	Buy	02	10,600	91.80	973,080.00
Shares	Common	Credit Suisse	Buy	02	26,600	92.30	2,455,180.00
Shares	Common	Credit Suisse	Buy	04	1,200	86.00	103,200.00
Shares	Common	Credit Suisse	Buy	04	100	86.09	8,609.00
Shares	Common	Credit Suisse	Buy	04	1,400	86.10	120,540.00
Shares	Common	Credit Suisse	Buy	04	500	86.15	43,075.00
Shares	Common	Credit Suisse	Buy	04	8,800	86.30	759,440.00
Shares	Common	Credit Suisse	Buy	04	100	86.98	8,698.00
Shares	Common	Credit Suisse	Buy	04	16,000	87.00	1,392,000.00
Shares	Common	Credit Suisse	Buy	04	30,000	87.50	2,625,000.00
Shares	Common	Credit Suisse	Buy	07	52,000	86.90	4,518,800.00
Shares	Common	Subscription right	Subscription of shares	25	403,520	111.48	44,984,409.60
Shares	Common	Subscription right	Subscription of shares	25	358	111.48	39,909.84
Shares	Common	Directly w/ the Company	Buy	31	4,000	45.61	182,466.67
			Total Buy		653,478		67,330,223.11
Shares	Preferred	Itaú Corretora	Buy	10	1,500	94.60	141,900.00
Shares	Preferred	Itaú Corretora	Buy	10	400	94.79	37,916.00
Shares	Preferred	Itaú Corretora	Buy	10	100	94.80	9,480.00
Shares	Preferred	Subscription right	Subscription of shares	25	1,797	123.30	221,570.10
Shares	Preferred	Directly w/ theCompany	Buy	31	20,000	45.61	912,333.33
			Total Buy		23,797		1,323,199.43

Final Balance
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação
			Mesma Espécie/ Classe	Total
Shares	Common	312,690,815	90.5017	50.8513
Shares	Preferred	123,838,150	45.9674	20.1392
Debentures	First tranche. due in 3 years. of nominative. book entry. non-share convertible. subordinated debentures	5,000	6.1196	2.4212

(1)
When filing in the form. delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002. send a statement with that information,

(2)	Issue/Series. convertibility. simple. term. guaranties. type/class. among others,
(3)	Quantity multiplied by price,
(,)	Each ADR is equivalent to 1 share

Note: These consolidated data must have information by group: Directors. Management (which have not been included in the Board of Directors). etc,

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In July 2008. the only transactions with securities and derivatives were those presented below. in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas - AmBev
Group & related persons	( ) Board of Directors	( ) Management	(X) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		273	0.0001	0.0000
Total
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		273	0.0001	0.0000

(1)
When filing in the form. delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002. send a statement with that information,

(2)	Issue/Series. convertibility. simple. term. guaranties. type/class. among others,
(3)	Quantity multiplied by price,

Note: These consolidated data must have information by group: Directors. Management (which have not been included in the Board of Directors). etc,

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In July 2008. the only transactions with securities and derivatives were those presented below. in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( ) Board of Directors	( ) Management	( ) Fiscal Council		( X ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			19		0.0000	0.0000
Shares	Preferred			69		0.0000	0.0000
Transactions of the month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	%
						Same Class and Type	Total
Shares	Common	Minute	Dissolution	30	19	0.00	0.00
Shares	Preferres	Minute	Dissolution	30	69	0.00	0.00
End Balance
Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			0		0.0000	0.0000
Shares	Preferred			0		0.0000	0.0000

(1)
When filing in the form. delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002. send a statement with that information,

(2)	Issue/Series. convertibility. simple. term. guaranties. type/class. among others,
(3)	Quantity multiplied by price,

Note: These consolidated data must have information by group: Directors. Management (which have not been included in the Board of Directors). etc,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

Date: August 12, 2008	By:	/s/ Graham David Staley

Graham David Staley Chief Financial Officer and Investor Relations